TOTAL NUMBER OF SEQUENTIAL PAGES 6
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                    EXHIBIT INDEX ON SEQUENTIAL PAGE NUMBER 4
                                                            -

                                                             File No:333-10702


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

      Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of February, 2004.

                             COCA-COLA EMBONOR S.A.
                             ----------------------
                 (translation of registrant's name into English)

                         Avenida Apoquindo 3721, Piso 10
                           Las Condes, Santiago, Chile
                           ---------------------------
                    (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or 40-F:

                           Form 20-F x - Form 40-F ___
                                     -

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b)
                   under the Securities Exchange Act of 1934:

                                    Yes_ No x
                                            -

ITEM 1.           Filing of Information on Debt Account with the
                  Superintendencia de Valores y Seguros.

                  Complying with the rules of Bulletin number 995 of the Superintendencia de Valores y Seguros of Chile (the "Superintendencia"), the Registrant filed information with the Superintendencia on the Debt Account up to January 31, 2004, corresponding to the issuance on March 25, 1999, in New York of bonds of Coca Cola Embonor S.A. Registrant has caused an English translation of such filing to be prepared, a copy of which is annexed hereto as Exhibit 99.1

ITEM 2.         Exhibits

    Exhibit                                                       Page
    Number                            Description                Number

   99.1            Translation of Information on Debt Account      6

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                             COCA-COLA EMBONOR S.A.
                             ----------------------
                                  (Registrant)

Date: March 5, 2004.                         By:  /s/ Roger Ford

                                             Roger Ford
                                             Chief Financial Officer

Exhibit 99.1

    FORM 1 ON MONTHLY INFORMATION FOR ENTITIES WITH OUTSTANDINB BOND ISSUES

ISSUER:                COCA COLA EMBONOR S.A. THROUGH ITS CAYMAN ISLAND AGENCY
INFORMATION AS OF:     FEBRUARY 29, 2004

---------------------------------------------------------------------------------------------------------------------------------
   NUMBER AND DATE        SERIES         DATE OF          PLACEMENT         INITIAL         FACE AMOUNT      ADJUST-     ADJUSTED
   OF REGISTRATION                       NOMINAL            EXPIRY        FACE AMOUNT       PLACED AND         MENT    FACE AMOUNT
       IN THE                             ISSUE              DATE            PLACED         OUTSTANDING       INDEX    OUTSTANDING
 SECURITIES REGISTRY                                                          US$               US$                        KCH$
----------------------------------------------------------------------------------------------------------------------------------

      ISSUED IN           UNIQUE      March 25, 1999    March 15, 2006     143,400,000       143,400,000       US$      85,017,558
      NEW YORK                        March 25, 1999    March 15, 2006      16,600,000        14,600,000       US$       8,655,902
                                      --------------------------------------------------------------------------------------------

                                          TOTALS                           160,000,000       158,000,000                93,673,460
----------------------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------------------
   NUMBER AND DATE        SERIES         DATE OF          PLACEMENT      INTEREST           PAR        INTEREST    AMORTIZATIONS
   OF REGISTRATION                       NOMINAL            EXPIRY      ACCRUED AND        VALUE        PAID IN        PAID
       IN THE                             ISSUE              DATE         UNPAID                       THE MONTH   IN THE MONTH
 SECURITIES REGISTRY                                                       KCH$             KCH$         KCH$          KCH$
---------------------------------------------------------------------------------------------------------------------------------

      ISSUED IN           UNIQUE      March 25, 1999    March 15, 2006   3,894,572      88,912,130         -              -
      NEW YORK                        March 25, 1999    March 15, 2006     396,518       9,052,420         -              -
                                      -------------------------------------------------------------------------------------------

                                          TOTALS                         4,291,090      97,964,550         -              -
---------------------------------------------------------------------------------------------------------------------------------





THE UNDERSIGNED DECLARES THAT THE INFORMATION IN THIS FORM IS TRUE AND CORRECT AND HE ASSUMES THE CORRESPONDING LEGAL LIABILITY FOR THE SAME.

       ANDRES VICUNA GARCIA-HUIDOBRO
             GENERAL MANAGER
                                                ------------------------------
                                                           SIGNATURE



                                                 MONTHLY CHANGE
                                  ---------------------------------------------
                                  EXCHANGE RATE                         592.87
                                  ---------------------------------------------

                                  ---------------------------------------------
                                  INTEREST RATE                         9.875%
                                  ---------------------------------------------




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